Exhibit 99.1

HQ/CS/CL.24B/15195

2 August 2013

Sir,

Sub: Press Release –	Tata Communications files its Annual Report on Form 20-F

Please find attached herewith the press release on the captioned subject being issued today.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Dy Company Secretary & VP

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400 098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6659 1966 Fax 91 22 6725 1962 website www.tatacommunications.com

For immediate release	PRESS RELEASE

Media Contact:	Investor Contact:
Divya Anand Tata Communications +91 897 606 8777 divya.anand@tatacommunications.com	Mahesh Pratap Singh Tata Communications +91 981 916 2113 mahesh.singh@tatacommunications.com

Tata Communications files its Annual Report on Form 20-F

Mumbai – August 2nd 2013 – Tata Communications Limited (the “Company”) has filed its annual report on Form 20-F, which includes the audited financial statements of the Company prepared under U.S. GAAP, as of and for the fiscal year ended March 31st, 2013. The “2013 20-F”, was filed with the U.S. Securities and Exchange Commission on July 31st, 2013.

All holders of American Depositary Receipts of the Company are hereby informed that, upon request, the Company will provide a hard copy of the 2013 20-F free of charge, which includes the audited financial statements of the Company as of and for the fiscal year ended March 31st, 2013.

The 2013 20-F is available on the Company’s website at the following link:

http://tatacommunications.com/investors/performance.asp

Ends…

About Tata Communications

Tata Communications Limited along with its subsidiaries (Tata Communications) is a leading global provider of a new world of communications. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Communications’ global network includes one of the most advanced and largest submarine cable networks and a Tier-1 IP network with connectivity to more than 200 countries and territories across 400 PoPs, as well as nearly 1 million square feet of data centre and collocation space worldwide.

Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited) and Nepal (United Telecom Limited). Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India.

http://www.tatacommunications.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements.

@tata_comm | http://tatacommunications-newworld.com | www.youtube.com/tatacomms

© 2013 Tata Communications Ltd. All rights reserved. TATA COMMUNICATIONS and TATA are trademarks of Tata Sons Limited in certain countries.

2